Exhibit 1

PERION ANNOUNCES RECORD REVENUES, UP 53%, FOR SECOND QUARTER OF 2012

Increasing 2012 guidance

TEL AVIV, ISRAEL – August 8, 2012 – Perion Network Ltd. (NASDAQ: PERI), today announced financial results for the second quarter and six months ended June 30, 2012.

Q2 2012 non-GAAP Financial Highlights Include:

•	Quarterly revenues increased 53% year-over-year to $12.3 million;

•	Product and other advertising revenues tripled year-over-year, reaching $5.9 million;

•	Search revenue increased sequentially 15% to $6.4 million;

•	EBITDA was $2.7 million, or 22% of revenues; and

•	Net income totaled $1.8 million, or 15% of revenues;

First Six Months 2012 non-GAAP Financial Highlights Include:

•	Year-to-date revenues increased 41% year-over-year to $23.6 million;

•	Combined product and other advertising revenues tripled year-over-year, reaching $11.6 million and accounted for almost half of the revenues in the first half of 2012;

•	EBITDA was $5.3 million, or 22% of revenues; and

•	Net income totaled $4.0 million, or 17% of revenues;

“Based on strong second quarter results and ongoing operational improvements, we are increasing our outlook for the full year,” commented Chief Executive Officer Josef Mandelbaum. “We currently expect a better than 50% increase in revenues in the second half of this year compared to the second-half of last year.”

“In particular, our search business showed a 15% growth from the first quarter and is on a significant upward trajectory as we begin to reap the benefits of our investments in infrastructure and systems over the past year,” added Mr. Mandelbaum. “In addition, as we approach the one year anniversary of our Smilebox acquisition, I am pleased to report that it continues to be profitable with 30% top-line growth. Looking forward, we continue to invest in our future, and are on track to launch our revolutionary iPad email app at the end of the third quarter as well as major improvements to our Smilebox iPhone app during the quarter.”

Non-GAAP Financial Comparison for the Second Quarter and First Six Months of 2012:

Revenue: Q2’12 revenues were $12.3 million, increasing 9% over the prior quarter and 53% compared to the second quarter of 2011. This was primarily as a result of the consolidation of Smilebox revenues and growth in product and other advertising revenues derived from Perion’s IncrediMail product. The increase in IncrediMail premium product revenue was primarily due to the continued shifting from a service offering to a product offering, a process management plans to continue in future periods. Search revenue was up as well. As a result of steps taken and improvements made in the beginning of the quarter, the decrease in the first months was more than offset by record monetization in the last month of the quarter, and management believes this trend of increased monetization will continue in the second half and beyond.

In the first half of 2012, revenues increased 41%, reaching $23.6 million, compared to $16.7 million in the first half of 2011. This increase was due to our increasing product sales four-fold, partially offset by a small decrease in search generated revenues experienced in the first quarter of 2012 and since remedied.

Gross Profits: Gross profit in the second quarter of 2012 was $11.5 million, up 10% sequentially and up 51% from the second quarter of 2011. The gross profit margin remained healthy at 93% this last quarter, compared to 94% in the second quarter of 2011. In the first six months of 2012, gross profit increased 38%, reaching $22.0 million, or 93% of sales, compared to $15.9 million, or 95% of revenues in the first half of 2011.

Customer Acquisition Costs (“CAC”): In the second quarter of 2012, Perion invested $3.9 million in CAC, compared to $2.6 million last quarter and $1.7 million in the second quarter of 2011. The increase in CAC was in conjunction with the improvement in the return on this investment, credited to the Company’s enhanced back-end systems and improved methodology. The marketing investment in the second quarter generated a return of more than 50% in revenues during the second quarter, and the remaining return on investment is expected primarily in the third and fourth quarter of this year. In the first half of 2012, CAC was $6.5 million, compared to $2.3 million in the first half of 2011.

EBITDA: In the second quarter of 2012, EBITDA was $2.7 million, increasing 13% compared to the same quarter last year, despite the $2.2 million increase in CAC, as the return on this investment started to take effect. In the first half of 2012 EBITDA was $5.3 million, decreasing $0.8 million from $6.1 million in the first half of 2011, primarily due to the $4.2 million increase in CAC.

Net Income: In the second quarter of 2012, net income was $1.8 million or $0.18 per share, compared to $1.9 million, or $0.19 per share in the second quarter of 2011. In the first half of 2012 net income was $4.0 million, or $0.40 per share, compared to $4.9 million, or $0.48 per share, in the first half of 2011.

Cash Flow from Operations: Based on reports in U.S. GAAP, in the first half of 2012, cash flow from operations was $2.5 million, compared to $4.1 million in the first half of 2011.  The decrease in cash flow from operations is primarily due to the increase in CAC and search revenues receivable in the second quarter of 2012.

Outlook: Management is raising non-GAAP guidance for 2012 with revenues in the range of $50 - $52 million, EBITDA of $10.5 - $11.5 million and Net Income projected to be $7.5 - $8.5 million.

Conference Call

Perion will host a conference call to discuss the results today, August 8th at 10 a.m. EDT (17 p.m. Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-866-744-5399. Callers from Israel may access the call by dialing (03) 918-0685. The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.,

Perion Network, Ltd. (NASDAQ: PERI) is a global internet consumer software company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s two main award winning consumer brands are:  IncrediMail and Smilebox.   Together these products have had over 150 million downloads and have an installed base of over 18 million. IncrediMail, is a streamlined e-mail and Facebook application with an easy-to-use interface that allows for more personalized communications sold in over 100 countries in 10 languages and Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way.   Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue, and advertising revenue generated through impressions, while a more advanced feature rich version is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction and in integrating the acquired business, the distraction of management and the Company resulting from the transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues:
Search	$6,398	$6,249	$11,950	$13,052
Product	5,062	1,189	10,033	2,510
Other	845	613	1,578	1,176
Total revenues	$12,305	$8,051	$23,561	$16,738
Gross Profit	$11,494	$7,595	$21,986	$15,900
Operating Income	$2,425	$2,177	$4,823	$5,736
Net Income	$1,840	$1,926	$4,016	$4,855
Diluted EPS	$0.18	$0.19	$0.40	$0.48

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenues:
Search	$6,398	$6,249	$11,950	$13,052
Product	4,740	1,189	9,114	2,510
Other	845	613	1,578	1,176
Total revenues	11,983	8,051	22,642	16,738
Cost of revenues	1,064	459	2,087	843
Gross profit	10,919	7,592	20,555	15,895
Operating expenses:
Research and development, net	2,464	1,465	5,147	3,341
Selling and marketing	1,543	887	3,224	1,749
Customer acquisition costs	3,925	1,681	6,538	2,333
General and administrative	1,524	1,911	3,515	3,546
Total operating expenses	9,456	5,944	18,424	10,969
Operating income	1,463	1,648	2,131	4,926
Financial income (expense), net	(248)	57	(196)	134
Income before taxes on income	1,215	1,705	1,935	5,060
Taxes on income (credit)	337	(509)	687	(396)
Net income	$878	$2,214	$1,248	$5,456

Basic earnings per share	$0.09	$0.23	$0.13	$0.56
Diluted earnings per share	$0.09	$0.22	$0.12	$0.54

Basic weighted number of shares	9,984	9,740	9,950	9,726
Diluted weighted number of shares	10,022	10,022	10,015	10,017

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
GAAP revenues	$11,983	$8,051	$22,642	$16,738
Valuation adjustment on acquired deferred product revenues	322	-	919	-
Non-GAAP revenues	$12,305	$8,051	$23,561	$16,738

GAAP gross profit	$10,919	$7,592	$20,555	$15,895
Valuation adjustment on acquired deferred product revenues	322	--	919	-
Share based compensation	3	3	12	5
Amortization of acquired intangible assets	250	--	500	-
Non-GAAP gross profit	$11,494	$7,595	$21,986	$15,900

GAAP operating expenses	$9,456	$5,944	$18,424	$10,969
Acquisition related expenses	-	221	313	221
Share based compensation	178	305	529	584
Amortization of acquired intangible assets	209	-	419	-
Non-GAAP operating expenses	$9,069	$5,418	$17,163	$10,164

GAAP operating income	$1,463	$1,648	$2,131	$4,926
Valuation adjustment on acquired deferred product revenues	322	-	919	-
Acquisition related expenses	-	221	313	221
Share based compensation	181	308	541	589
Amortization of acquired intangible assets	459	-	919	-
Operating income adjustments	962	529	2,692	810
Non-GAAP operating income	$2,425	$2,177	$4,823	$5,736

GAAP Net income	$878	$2,214	$1,248	$5,456
Operating income adjustments	962	529	2,692	810
Deferred finance expenses	-	-	76	-
Non-recurring tax benefits	-	(817)	-	(1,411)
Non-GAAP net income	$1,840	$1,926	$4,016	$4,855
GAAP diluted earnings per share	$0.09	$0.22	$0.12	$0.54
Non-GAAP diluted earnings per share	$0.18	$0.19	$0.40	$0.48
Shares used in computing US GAAP and Non-GAAP diluted earnings per share	10,022	10,022	10,015	10,017

Non-GAAP net income	$1,840	$1,926	$4,016	$4,855
Income tax expense (credit)	337	(509)	687	(396)
Non-recurring tax benefits	-	817	-	1,411
Interest expense (income), net	248	(57)	120	(134)
Depreciation and amortization	225	169	444	349
Non-GAAP EBITDA	$2,650	$2,346	$5,267	$6,085

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2012	2011
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,330	$11,260
Trade receivables	4,100	3,265
Other receivables and prepaid expenses	6,320	6,459
Total current assets	26,750	20,984
LONG-TERM ASSETS:
Severance pay fund	402	484
Property and equipment, net	1,335	1,300
Other intangible assets, net	6,039	6,606
Goodwill	24,753	24,753
Other assets	1,028	777
Total long-term assets	33,557	33,920
Total assets	$60,307	$54,904

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$-
Trade payables	3,734	3,207
Deferred revenues	4,761	4,280
Payment obligation related to acquisition	-	6,574
Accrued expenses and other liabilities	6,920	6,950
Total current liabilities	17,715	21,011
LONG-TERM LIABILITIES:
Long-term debt	7,700	-
Deferred revenues	-	1,120
Deferred tax liability	61	12
Accrued severance pay	866	946
Total long-term liabilities	8,627	2,078
SHAREHOLDERS' EQUITY
Shares authorized: 40,000,000
Shares issued and outstanding: 9,987,325 and 9,916,194 as of June 30, 2012 and December 31, 2011, respectively;	33,965	31,815
Total liabilities and shareholders' equity	$60,307	$54,904

PERION NETWORK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Six months ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$1,248	$5,456
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,363	349
Stock based compensation expense	541	589
Accretion of payment obligation related to acquisition	76	-
Adjustment of payment obligation related to acquisition	313
Amortization of premium and accrued interest on marketable securities	-	30
Loss from marketable securities, net	-	48
Deferred taxes, net	22	35
Accrued severance pay, net	2	65
Net changes in operating assets and liabilities:
Trade receivables	(835)	335
Other receivables and prepaid expenses	166	(2,789)
Other long-term assets	(251)	2
Trade payables	527	588
Deferred revenues	(639)	(137)
Accrued expenses and other liabilities	(30)	(453)
Net cash provided by operating activities	2,503	4,118

Cash flows from investing activities:
Purchase of property and equipment	(361)	(140)
Long term restricted cash	-	100
Capitalization of software development and content costs	(447)	(310)
Acquisition of subsidiary	(6,626)	-
Proceeds from sales of marketable securities	-	8,180
Investment in marketable securities	-	(11,915)
Net cash used in investing activities	(7,434)	(4,085)

Cash flows from financing activities:
Exercise of share options	1	29
Proceeds from long-term loans	10,000	-
Dividend paid	-	(3,885)
Net cash provided by (used in) financing activities	10,001	(3,856)
Increase (Decrease) in cash and cash equivalents	5,070	(3,823)
Cash and cash equivalents at beginning of year	11,260	16,055
Cash and cash equivalents at end of period	$16,330	$12,232